UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS PURSUANT TO RULES 13d-1(b), (c)

AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.    )*

LiveXLive Media, Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

53839L208

(CUSIP Number)

December 21, 2017

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13G CUSIP No. 53839L208	PAGE 2 of 6

(1)	NAME OF REPORTING PERSON Maile M. Moore, individually and as Trustee of the Robert and Nancy Ellin Family Foundation
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐ Not Applicable
(3)	SEC USE ONLY
(4)	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(5)	SOLE VOTING POWER: 1,932,078 (1)
	(6)	SHARED VOTING POWER: 0
	(7)	SOLE DISPOSITIVE POWER: 1,932,078 (1)
	(8)	SHARED DISPOSITIVE POWER: 0

(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 1,932,078 (1)
(10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9): 3.9% (1)(2)
(12)	TYPE OF REPORTING PERSON: IN

(1) See Explanatory Note and Item 4 below.

(2) Based upon (i) 36,619,759 shares of the Issuer’s common stock issued and outstanding as of December 13, 2017, as reported in the Issuer’s Registration Statement on Form S-1, Amendment No. 5, filed with the Securities and Exchange Commission on December 15, 2017, plus (ii) 5,000,000 shares of the Issuer’s common stock sold in the Issuer’s underwritten public offering (excluding the over-allotment option) consummated on December 27, 2017, plus (iii) 7,802,671 shares of the Issuer’s common stock issued in connection with the acquisition of Slacker, Inc. consummated on December 29, 2017.

Schedule 13G CUSIP No. 53839L208	PAGE 3 of 6

Explanatory Note

On December 15, 2017, LiveXLive Media, Inc. (the “Company”) filed its Registration Statement on Form S-1, Amendment No. 5 (as amended, the “Registration Statement”), with the Securities and Exchange Commission (the “SEC”) in which it reported that Maile Moore was a beneficial owner of more than 5% of the issued and outstanding shares of the Company’s common stock, by virtue of her being the trustee of the Robert and Nancy Ellin Family Foundation and the Robert Ellin Family Trust (the “Trust”). In connection with the filing of the Registration Statement, the Company filed its Registration Statement on Form 8-A with the SEC, which became effective on December 21, 2017 (the “Effective Date”).

Subsequent to the Effective Date, Ms. Moore ceased to serve as the trustee of the Trust, therefore decreasing her beneficial ownership to less than 5% of the issued and outstanding shares of the Company’s common stock. This Schedule 13G is being filed by Ms. Moore to report (i) her initial beneficial ownership of greater than 5% of the issued and outstanding shares of the Company’s common stock as of the Effective Date, as required by Rule 13d-1(c) promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and (ii) that subsequent to the Effective Date, Ms. Moore ceased to be the beneficial owner of more than 5% of the issued and outstanding shares of the Company’s common stock, and therefore, no additional filings shall be required by Ms. Moore pursuant to Rule 13d-2(d) promulgated under the Exchange Act. Accordingly, Ms. Moore is checking the box under Item 5 of this Schedule 13G.

ITEM 1(a). NAME OF ISSUER:

LiveXLive Media, Inc. (the “Issuer”)

ITEM 1(b). ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:

269 South Beverly Drive, Suite #1450, Beverly Hills, CA 90212

ITEMS 2(a), 2(b) and 2(c). NAME OF PERSON FILING, ADDRESS OF PRINCIPAL BUSINESS OFFICE AND CITIZENSHIP:

(a)	Name of Person filing: Maile M. Moore, individually and as Trustee of the Robert and Nancy Ellin Family Foundation.

(b)	Address of Principal Business Office: c/o LiveXLive Media, Inc., 269 South Beverly Drive, Suite #1450, Beverly Hills, CA 90212.

(c)	Citizenship: United States of America.

ITEM 2(d). TITLE OF CLASS OF SECURITIES: Common Stock, $0.001 par value per share.

ITEM 2(e). CUSIP NUMBER: 53839L208

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO 13d-1(b) OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

(a)	☐	Broker or dealer registered under Section 15 of the Act;

(b)	☐	Bank as defined in Section 3(a)(6) of the Act;

(c)	☐	Insurance Company as defined in Section 3(a)(19) of the Act;

(d)	☐	Investment Company registered under Section 8 of the Investment Company Act of 1940;

(e)	☐	Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940: see Rule 13d-1(b)(1)(ii)(E);

(f)	☐	Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see Rule 13d-1(b)(1)(ii)(F);

(g)	☐	Parent Holding Company, in accordance with Rule 13d- 1(b(ii)(G);

(h)	☐	Savings Associations as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	☐	Church Plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940;

(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Schedule 13G CUSIP No. 53839L208	PAGE 4 of 6

ITEM 4. OWNERSHIP.

(a)	Amount beneficially owned:

Ms. Moore currently may be deemed to beneficially own an aggregate of 1,932,078 shares of the Issuer’s common stock, $0.001 par value per share (the “Common Stock”), consisting of (i) 670,340 shares of Common Stock held by Ms. Moore in her individual capacity and (ii) 1,261,738  shares of Common Stock held by the Robert and Nancy Ellin Family Foundation (the “Foundation”), as Ms. Moore, the trustee of the Foundation, holds voting and dispositive power over such shares. Prior to December 21, 2017 (the “Effective Date”), Ms. Moore may have been deemed to beneficially own an aggregate of 5,167,302 shares of Common Stock, consisting of (i) 670,340 shares of Common Stock held by Ms. Moore in her individual capacity, (ii) 1,261,738  shares of Common Stock held by the Foundation, as Ms. Moore, the trustee of the Foundation, holds voting and dispositive power over such shares, and (iii) 3,235,224 shares of Common Stock held by the Robert Ellin Family Trust (the “Trust”), as Ms. Moore was formerly the trustee of the Trust and therefore, held voting and dispositive power over such shares. Accordingly, prior to the Effective Date, securities owned by the Trust may have been regarded as being beneficially owned by Ms. Moore. Subsequent to the Effective Date, as a result of Ms. Moore no longer being the trustee of the Trust, she ceased to be the beneficial owner of more than 5% of the issued and outstanding shares of Common Stock. Effective prior to and after the Effective Date, Ms. Moore disclaims beneficial ownership in the shares held by the Foundation and the Trust.

(b)	Percent of class: 3.9%**

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: 5,167,302 shares of Common Stock prior to the Effective Date and 1,932,078 shares of Common Stock after the Effective Date.

(ii)	shared power to vote or to direct the vote: 0

(iii)	sole power to dispose or to direct the disposition of: 5,167,302 shares of Common Stock prior to the Effective Date and 1,932,078 shares of Common Stock after the Effective Date.

(iv)	shared power to dispose or to direct the disposition of: 0

**	Based upon (i) 36,619,759 shares of Common Stock issued and outstanding as of December 13, 2017, as reported in the Issuer’s Registration Statement on Form S-1, Amendment No. 5, filed with the Securities and Exchange Commission on December 15, 2017, plus (ii) 5,000,000 shares of Common Stock sold in the Issuer’s underwritten public offering (excluding the over-allotment option) consummated on December 27, 2017, plus (iii) 7,802,671 shares of Common Stock issued in connection with the acquisition of Slacker, Inc.

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

If this statement is being filed to report the fact that as of the date hereof the reporting persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following  ☒.

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

Not Applicable.

Schedule 13G CUSIP No. 53839L208	PAGE 5 of 6

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

Not Applicable.

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

Not Applicable.

ITEM 9. NOTICE OF DISSOLUTION OF GROUP:

Not Applicable.

ITEM 10. CERTIFICATION. (if filing pursuant to Rule 13d-1(c))

The Reporting Person hereby makes the following certification:

By signing below the Reporting Person certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and not held in connection with or as a participant in any transaction having that purpose or effect.

Schedule 13G CUSIP No. 53839L208	PAGE 6 of 6

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Maile M. Moore, individually and as Trustee of the Robert and Nancy Ellin Family Foundation

Dated: January 9, 2018	By:	/s/ Maile M. Moore
	Name:	Maile M. Moore